Periya Corp.

625 Richmond Street W., Apt. 0

Toronto, OntarioM6J 1C2

July 30, 2015

VIA EDGAR

Katherine Wray, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.20549

Re:	Periya, Inc.
Registration Statement on Form S-1
Filed September 25, 2014
File No. 333-198929

Dear Ms. Wray:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Act"), Periya Corp. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1 originally filed on September 25, 2014, File No. 333-198929 (the "S-1 Registration Statement"). The Company has elected to withdraw the S-1 Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. No sales of the Company's common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "SafeHarbor" from integration provided by Rule 155.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours, Periya Corp.

By:	/s/ Christopher Park
Christopher Park
Chief Executive Officer and Chief Financial Officer (Principal Executive and Accounting Officer)